82-1571

Hilton Group plc

02 DEC 30 AM 8:16

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM BARCLAYS PLC PURSUANT TO PART VI OF THE ACT THAT IT NO LONGER HAS A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.

02060872

SUPPL

Ladbroke Group

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dw 1/7